Mail Stop 4561

Mr. Richard Wade
President and Chief Executive Officer
Vertical Computer Systems, Inc.
101 West Renner Road, Suite 300
Richardson, TX 75082

       Re: **Vertical Computer Systems, Inc.**
                  Form 10-KSB for the Fiscal Year ended December 31, 2007
                  Filed April 22, 2008
                  Form 10-Q for the Quarterly Period ended June 30, 2008
                  Filed August 19, 2008
                  File No. 000-28685

Dear Mr. Wade:

       We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity, Capital Resources and Recent Developments, page 19

1.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended June 30, 2008.

2.   We note accounts receivable is 78% and 71% of your total assets at December 31, 2007 and June 30, 2008, respectively. We note these amounts are net of allowance for bad debts of $349,009 and $320,932, respectively. Your bad debt expense was $181,029 for the year ended December 31, 2007. Please expand your liquidity discussion to explain to your readers the impact that the majority of your assets is accounts receivable and the impact of your ability to collect these amounts on your liquidity. In your disclosure, explain the nature of any material bad expense charges and if you anticipate additional charges in the near future.

Item 7. Consolidated Financial Statements

Consolidated Balance Sheet, page F-4

3.   We note your significant related party transactions discussed in Note 4 on page F-13 and various notes payable to related parties disclosed in Note 8 on page F-15. Tell us your considerations to identify material related party amounts on the face of each statement.

4.   We note each of the Certificate of Designations filed as Exhibits 4.1, 4.2, 4.3, and 4.4 to your Form 10-KSB for the year ended December 31, 2005, allow the holders of the convertible cumulative preferred stock the right, at their option, to convert each of their shares of preferred stock into shares of the Company's common stock. Tell us your considerations of presenting your convertible cumulative preferred stock outside of permanent equity in consideration that the conversion is at the option of holder and you may not have sufficient authorized shares of common stock available. Refer to EITF 00-27 Issue 16(b), EITF Topic D-98 and Accounting Series Release 268.

Consolidated Statements of Operations, page F-5

5.   Tell us why you do not present a line item for costs applicable to revenues in your consolidated statements of operations.

6.   We note your gain on settlement of debt of $370,749 is 24% of your net loss for the year ended December 31, 2007. Tell us and disclose in future filings the nature of this transaction.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition

7.   We have the following comments regarding your revenue recognition:

   - We note your disclosure on page F-9, that you recognize revenue from license of computer software in accordance with SAB 104. However, you disclose that your revenue recognition policies are designed to comply with SOP 97-2 and EITF 00-21. Please clarify the standard applied to recognize revenues from software elements and for revenues from non-software elements. See EITF 03-5 and 00-21.

   - You disclose that maintenance revenue is bundled with original software product license revenues. Indicate whether you can establish VSOE for all elements or for only undelivered elements. Please describe for us, your methodology for establishing VSOE. As part of your response, please confirm to us that you have a history of selling an element on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

   - We note NOW Solutions generates license fees from the license of emPath. Tell us the nature and structure of your maintenance fees bundled with this license.

   - We note your disclosure on page 5 that since the end of 2006, NOW Solutions has been offering a new delivery model for emPath; SaaS, Software as a Service. You further disclose on page F-9, that other revenue includes hosting fees. Clarify your policy to state if the revenue generated by your SaaS delivery model is presented as Other. In addition, expand your policy to disclose the relevant accounting literature relied upon for your SaaS delivery model.

- Tell us if your typical license agreement contains customer acceptance provisions. If so, explain when delivery is deemed to occur.

- Expand your revenue recognition policy to discuss your method used to recognize revenues from arrangements that include one or more elements to be delivered at a future date, and how you determined the fair value of the undelivered element, i.e., maintenance revenue. This disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE). Provide your proposed revised revenue recognition policy disclosures in your response.

8.   We note your disclosure on page 18 that consulting revenue decreased due to fewer implementation and upgrade consulting services as a result of fewer software licenses being sold in 2007 as compared to 2006. Further, you disclose that consulting revenues traditionally lag behind software license revenues as the implementation of new software sales takes several months. Tell us the relevant accounting literature relied upon for your service revenue generated from professional consulting and training services. Also tell us if your consulting services are bundled with software license arrangements, describe the nature of these services, and explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2. As part of your response, please explain to us if these services are essential to the functionality of the software.

9.   We note your disclosure that amounts billed or collected in advance of the period in which the related product or service qualifies for revenue recognition are recorded as deferred revenue. We further note your deferred revenue at December 31, 2007 is $2,777,604 compared to total revenue for the year ended December 31, 2007 is $5,895,726. Tell us more about your billing practices which results in significant deferred revenue.

10.   We note that you present licensing and maintenance revenues on the same line in your consolidated statements of operations and do not breakout these amounts any where else in your filing. Tell us your considerations of paragraph 37 of SFAS 131 to disclose revenues for each product and service.

Note 3. Restatement, page F-12

11.   We note that you did not file an Item 4.02 Form 8-K to alert your readers that prior financial statements should no longer be relied upon. We note your restatement reduced your total liabilities at December 31, 2006 by 19%. This Form 8-K requires a registrant to file an Item 4.02 Form 8-K within four business days of the event that triggered the filing obligation (e.g., within four business

days of the date a registrant's board of directors has determined non-reliance on previously issued financial statements). Tell us your considerations of filing an Item 4.02 Form 8-K to announce the Non-Reliance on Previously Issued Financial Statements. In your response, provide us with your SAB 99 analysis of the restatement.

Note 10. Stockholders' Equity, page F-20

12.   We note your outstanding Series A 4% Convertible Cumulative Preferred stock, Series B 10% Convertible Preferred stock, Series C 4% Convertible Preferred stock, and Series D 15% Convertible Preferred stock. Please tell us your considerations of providing the disclosure requirements of paragraphs 4 through 8 of SFAS 129 regarding these preferred shares.

Exhibit 31.1 and 31.2

13.   In our prior comment letter dated May 16, 2006, we noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also included the title of the certifying individual. Your response submitted on EDGAR on May 25, 2006, indicates that you will remove the title references in future filings. We note that you continue to include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Quarterly Period ended June 30, 2008

Notes to Consolidated Financial Statements

Note 7. – Derivative liabilities

14.   Explain the basis for concluding that the derivative liabilities are an L-2 valuation instead of an L-3 valuation. See paragraphs 28 to 30 of SFAS 157.

Note 8. Gain on Settlement of Trade Payables

15.   We note that you recorded a gain on settlement of trade payables of $514,518 as a result of your review of trade payables for those items in which the statute of limitations has been exceeded and no legal liability exists. You further disclose that you removed the liability and recorded the gain on settlement pursuant to SFAS 140. Tell us your considerations of paragraph 16 of SFAS 140.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief